UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission file number 1-16625

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
1391 Timberlake Manor Parkway
Chesterfield, MO 63017

Report of Independent Registered Public Accounting Firm

To Participants, Administrator, and Investment Committee
of the Bunge Retirement Savings Plan
Saint Louis, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Bunge Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since 2011.

/s/Brown Smith Wallace LLP
St. Louis, Missouri
June 29, 2020

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018

INVESTMENTS, at fair value:

Mutual funds	$328,437,197	$247,948,073
Bunge Limited common shares	8,124,475	7,279,030
Collective trust fund	2,290,232	—
Interest bearing cash	2,864,972	2,928,279
Non interest bearing cash	7,786	—
Common stock	3,539,875	2,504,767
Total Plan interest in Bunge Defined Contribution - Master Trust	345,264,537	260,660,149

RECEIVABLES:
Notes receivable from participants	4,592,714	4,375,488
Employer contributions	384,818	334,953

Total receivables	4,977,532	4,710,441

NET ASSETS AVAILABLE FOR BENEFITS	$350,242,069	$265,370,590

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018

ADDITIONS:
Participants’ contributions	$14,457,930	$14,830,642
Employer contributions	8,556,041	7,401,391
Rollover contributions	1,126,158	2,173,534
Interest income on notes receivable from participants	216,307	199,645
Plan interest in Bunge Defined Contribution Master Trust:
Investment income — dividends	11,409,713	12,903,427
Investment income — interest	62,546	53,611
Net appreciation (depreciation) in value of investments	50,709,475	(26,499,558)

Net appreciation (depreciation) of Plan interest in Bunge Defined Contribution Master Trust	62,181,734	(13,542,520)

Total Additions	86,538,170	11,062,692

DEDUCTIONS:
Benefits paid to participants	29,013,512	48,922,430
Administrative expenses	40,584	14,705

Total Deductions	29,054,096	48,937,135

INCREASE (DECREASE) IN NET ASSETS	57,484,074	(37,874,443)

Plan transfers	27,387,405	2,437,849

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	265,370,590	300,807,184

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$350,242,069	$265,370,590

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
1.BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
The Bunge Retirement Savings Plan (the “Plan”) was established on January 1, 1971. On January 1, 2004, the Plan was amended to include participants from the Bunge Management Services Inc. Savings Plan, the Central Soya and Affiliates Thrift Savings Plan and the non-union participants from the Bunge North America, Inc. Savings Plan. Significant accounting policies followed by the Plan are as follows.
Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Valuation and Income (Loss) Recognition — The Plan’s investment in the Bunge Defined Contribution Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Limited common shares, other common stock, and interest bearing cash and non interest bearing cash holdings that are stated at estimated fair value based on quoted market prices.
The Collective trust fund is a stable value fund that is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value.
Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings (losses) on investments are allocated to participants based on daily account balances. See Note 9 for discussion of fair value measurements.
Payment of Benefits — Benefit payments are recorded when paid.
Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the plan document. Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes of the Plan financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, a collective trust fund, other common stock, interest bearing cash holdings and non interest bearing cash holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Subsequent Events - The Plan has evaluated subsequent events through the date the financial statements were available to be issued. Please refer to Note 13 - Subsequent Events for further information.
Change in Accounting Policy — On January 1, 2019 the Plan adopted Accounting Standards Update No. 2017-06, Plan Accounting Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). The amendments in this update require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statements of net assets available for

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
benefits and in the statement of changes in net assets available for benefits, respectively. Additionally, ASU 2017-06 removed the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. The adoption of ASU 2017-06 did not have an impact on the Plan's net assets available for benefits or change in net assets available for benefits. See Note 8 - Interest in Bunge Defined Contribution Master Trust.
2. PLAN DESCRIPTION
The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the "Company"). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the plan document for a more complete description of the applicable provisions of the Plan. All non-union employees (except seasonal, temporary and leased employees) employed by Bunge Milling, Inc.; Bunge Oils, Inc.; Bunge North America (East), L.L.C.; Bunge North America (OPD West), Inc.; Bunge Management Services Inc.; Bunge Global Markets, Inc.; Bunge North America, Inc. or their subsidiaries; EGT, LLC; or Bunge-SCF Grain, LLC (collectively the “Employer Group”) are immediately eligible to participate in the Plan. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
3. CONTRIBUTIONS AND WITHDRAWALS
Participants may contribute up to 50% of their base salary during the plan year on a pre-tax basis. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax basis could not exceed $19,000. However, if a participant reached age 50 by December 31, they are able to contribute an additional $6,000 in “catch up” contributions to the Plan on a pre-tax basis.
The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.
Monthly matching contributions are made in cash by the Employer Group. Participant contributions are matched at the rate of 100% of the first 3% and 50% of the next 2% of participant pre-tax contributions. All matching contributions vest immediately. On November 28, 2017, Bunge approved amendments to the Plan. For each participant hired or rehired on or after January 1, 2018, the Employer Group will contribute to the Plan on behalf of the participant an amount equal to 5% of the participant's compensation; provided that, in no event shall a participant be eligible to receive an allocation during any plan year in which the participant accrues a benefit under the Bunge U.S. Pension Plan.
Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock and the Bunge Common Stock Fund (subject to certain limits) (the “Bunge Fund”). The Bunge Fund pools a participant’s money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund. All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund. Participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of common shares.
Employer Group matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the individual participant. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.
Participants may withdraw their post-tax contributions plus earnings and, in certain circumstances, vested pre-January 1, 2004 Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn. Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 70½. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution.
The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan. A participant may withdraw all or any portion of their after-tax contribution account or rollover contribution account, including earnings, at any time.
4. NOTES RECEIVABLE FROM PARTICIPANTS
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term and participants can have no more than one loan outstanding at any given time. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2019, participant loans bear interest rates of 3.75% to 6.50% and mature through January 2047. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in the administrative expense.
5. PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer contributions.
6. FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on April 16, 2014, stating that the Plan and related trust was designed and in compliance with the applicable sections of the IRC. Although the plan has been amended since receiving the determination letter, the plan administrator believes

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Trust’s investments are in shares of funds offered by Fidelity. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan were $40,584 and $14,705 for the years ended December 31, 2019 and 2018, respectively.
Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.
The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 148,260 and 142,967 common shares of Bunge Limited at December 31, 2019 and 2018, respectively of which 141,172 and 136,209 shares were allocated to the Plan at December 31, 2019 and 2018. During 2019 and 2018, the Plan recorded dividend income of $279,654 and $262,061, respectively, and net appreciation (depreciation) in fair value of $584,314 and $(1,808,337), respectively, from Bunge Limited common shares.
8. INTEREST IN BUNGE DEFINED CONTRIBUTION MASTER TRUST
The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. The assets of the Trust are held, managed, and administered by Fidelity pursuant to the terms of the Bunge Defined Contribution Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity. Each participating retirement plan has a divided interest in the Trust.
The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.
At December 31, 2019 and 2018, the Plan's interest in the net assets of the Trust was approximately 91.9% and 95.4%, respectively.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

The investments of the Trust at December 31, 2019 and 2018 are summarized as follows:

	2019		2018
	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust

Cash	$3,101,597	$2,872,758	$3,035,359	$2,928,279

Investments – at fair value:
Mutual funds	354,602,032	328,437,197	259,757,462	247,948,073
Bunge Limited common shares	8,532,363	8,124,475	7,640,156	7,279,030
Collective trust fund	4,894,989	2,290,232	—	—
Common stock	3,943,210	3,539,875	2,765,113	2,504,767

Total investment at fair value	371,972,594	342,391,779	270,162,731	257,731,870

Receivables
Notes receivable from participants	5,415,969	4,592,714	4,479,181	4,375,488
Employer contributions	390,017	384,818	334,953	334,953

Total receivables	5,805,986	4,977,532	4,814,134	4,710,441

Total	$380,880,177	$350,242,069	$278,012,224	$265,370,590
The following are net appreciation (depreciation) in the fair value of investments and investment income for the Bunge Defined Contribution Master Trust for the years ended December 31, 2019 and 2018.

	2019	2018

Net appreciation (depreciation) in fair value of investments	$53,249,106	$(27,903,620)
Investment income	12,010,935	13,624,244
Total	$65,260,041	$(14,279,376)

9. FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.
The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There have been no changes in methodologies or investment levels during the years ended December 31, 2019 and 2018.
Level 1 — Quoted prices (unadjusted) in active markets for identical securities.
Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).
The following tables set forth by level within the fair value hierarchy a summary by category of equity securities held by the Trust measured at fair value on a recurring basis at December 31, 2019 and 2018. The tables do not include the Trust’s cash of $3,101,597 and $3,035,359 , respectively, in accordance with the disclosure requirements of ASC 820, or the Collective trust fund value of $4,894,989 at December 31, 2019, in accordance with the disclosure requirements of ASC 820-10 for certain investments measured at net asset value per share (or its equivalent).

	Fair Value Measurements at December 31, 2019, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$354,602,032	$—	$—	$354,602,032
Bunge Limited common shares	8,532,363	—	—	8,532,363
Common stock	3,943,210	—	—	3,943,210

Total	$367,077,605	$—	$—	$367,077,605

	Fair Value Measurements at December 31, 2018, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$259,757,462	$—	$—	$259,757,462
Bunge Limited common shares	7,640,156	—	—	7,640,156
Common stock	2,765,113	—	—	2,765,113

Total	$270,162,731	$—	$—	$270,162,731

10. PLAN TRANSFERS
Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may from time-to-time result in plan payables or receivables in the respective plans.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Effective August 1, 2018 the Plan was amended to merge the employees who were participants of the Minsa Employees Retirement Savings Plan ("Minsa Plan") in regards to accounts, years of service, and vested benefits. Total assets transferred into the Plan were $2,466,847.
Effective December 31, 2019 the Plan was amended to merge the employees who were participants of the Loders Croklaan Savings Plan for Salaried Employees ("Loders Plan") in regards to accounts, years of service, and vested benefits. Total assets transferred into the Plan were $27,387,405.
11. INVESTMENTS MEASURED USING THE NET ASSET VALUE PER SHARE PRACTICAL EXPEDIENT

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2019. There were no investments measured using the net asset value per share as of December 31, 2018. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Investment Type	Fair Value at December 31, 2019	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust fund	$2,290,232	$—	Daily	Daily[1]

(1) Withdrawals made on the collective trust can be initiated daily. Plan Sponsor terminations of the contracts can be initiated daily. Disbursements of the funds for Plan Sponsor terminations will be provided as soon as practicable within twelve months following written notice.

12. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$350,242,069	$265,370,590
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	30,878	—
Net assets available for benefits per Form 5500	$350,272,947	$265,370,590

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2019:

2019
Net increase in net assets available for benefits per the financial statements	$57,484,074
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	30,878
Net increase in net assets available for benefits per the Form 5500	$57,514,952

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
13. SUBSEQUENT EVENTS

The Plan is in the process of operationally being amended to implement certain changes permitted by the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and the Setting Every Community Up for Retirement Enhancement Act of 2019 (SECURE Act). Provisions in this legislation allow certain eligible participants to receive coronavirus-related distributions, initiate larger loans, temporarily suspend repayment of outstanding loans, and suspend required minimum distributions.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Retirement Savings Plan

Date: June 29, 2020	By:	/s/ Gregory Billhartz
Gregory Billhartz
Plan Administrator

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-75762) of our report dated June 26, 2020, relating to the statements of net assets available for benefits of the Bunge Retirement Savings Plan as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, which appears in the December 31, 2019 Annual Report on Form 11-K of the Bunge Retirement Savings Plan.

/s/ Brown Smith Wallace LLP

St. Louis, Missouri
June 29, 2020